June 17, 2009
Ms. Mindy Hooker
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Republic Services, Inc. Form 10-K for the year ended December 31, 2008 File No. 1-14267
Dear Ms. Hooker:
The following is a response to the comment letter, dated May 19, 2009, of the Staff of the Securities and Exchange Commission regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2008. Please note that, for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided our response to the comment immediately thereafter.
Form 10-K for the fiscal year ended December 31, 2008
16. Commitments and Contingencies
We have read your response to our previous comment five and the enhanced disclosures in your Form 10-Q for the period ended March 31, 2009. In future filings please disclose the amount of damages being sought in the Countywide matter. See Item 103 of Regulation S-K.
In response to the Staff’s comment, in our future filings we will disclose the amount of damages being sought in the Countywide manner.
     In connection with responding to the Staff’s comments, we acknowledge the following:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mindy Hooker
Securities and Exchange Commission

          We believe the responses provided above fully address the Staff’s comment. If you have any questions, please call me at (480) 627-2735.

Sincerely,

Michael P. Rissman
Acting General Counsel

cc:
Securities and Exchange Commission
John Cash
John Hartz
Republic Services, Inc.
Tod C. Holmes, Executive Vice President and Chief Financial Officer
Charles F. Serianni, Vice President and Chief Accounting Officer
Mayer Brown LLP
Jodi A. Simala